Exhibit 99.1

Tidal Announces Closing of Advance to Red, White & Bloom

Vancouver, British Columbia (February 25, 2019) – Tidal Royalty Corp. (CSE: RLTY.U) (“Tidal” or the “Company”) is pleased to announce that, further to its press release of February 14, 2019, the Company has completed an advance of C$15,000,000 to MichiCann Medical Inc. (operating as Red White & Bloom) (“MichiCann”) pursuant to a senior secured convertible debenture (the “MichiCann Debenture”). The MichiCann Debenture is non-interest bearing, other than in the event of a default by MichiCann thereunder, and will mature August 25, 2019 (the “Maturity Date”), with the Maturity Date being extendable in certain circumstances.

The obligations under the MichiCann Debenture are secured by way of a first ranking security against the personal property of MichiCann. In the event that the proposed acquisition by the Company of all of the issued and outstanding shares of MichiCann (the “Proposed Transaction”) is not completed by the Maturity Date as result of, among other things, MichiCann’s failure to comply with the definitive documentation for the Proposed Transaction, and MichiCann is at such time pursing an alternative go public transaction or a change of control transaction (an “Alternate Liquidity Transaction”), the Company may elect to convert, in whole or in part, the outstanding amount under the MichiCann Debenture into common shares of MichiCann (“MichiCann Shares”) at a price per MichiCann Share that is the lesser of (i) $2.50 per MichiCann Share, and (ii) a 20% discount to the issue or effective price per MichiCann Share under the Alternate Liquidity Transaction.

In the event that the Proposed Transaction is not capable of being completed by October 25, 2019 for reasons beyond the control of the parties, acting in good faith, MichiCann may elect to prepay the outstanding amount under the MichiCann Debenture, with a prepayment penalty of 10%.

It is anticipated that MichiCann will use the funds advanced by the Company, solely to fund the acquisition of additional cannabis Provisioning Centers (dispensaries) in Michigan by its Michigan based investee (“Opco”), and for general working capital purposes.

Please refer to the Company’s press release of February 14, 2019, available under the Company’s profile at www.sedar.com, for further details as to Opco and as to the Proposed Transaction, the completion of which remains subject to the negotiation and execution of all related definitive documentation as well as certain other conditions, including each party being satisfied with the results of its due diligence investigation and receipt of all required shareholder, third party and regulatory consents and approvals, including the approval of the Canadian Securities Exchange.

In addition, the Company would like to announce that Mr. Paul Rosen has tendered his resignation as Chairman and director of the Company’s board of directors (the “Board”).  The Company would like to sincerely thank Mr. Rosen for the contributions that he has made during his tenure on the Board.

For further information, please contact:
Tidal Royalty Corp.
Theo van der Linde, Chief Financial Officer
Phone: 604-687-2038

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release nor passed upon the merits of any of the transactions described herein, including the advance under the MichiCann Debenture and the Proposed Transaction.

Cautionary Note Regarding Forward-Looking Information and Statements

This news release contains certain "forward‐looking information" within the meaning of applicable Canadian securities law. Forward‐looking information is frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or information that certain events or conditions “may” or “will” occur. Readers are cautioned that forward‐looking information contained in this new release is not based on historical facts but instead is based on reasonable assumptions and estimates of management. Forward‐looking information contained in this news release includes, but is not limited to: the intended use of proceeds of the advance by Tidal and expectations regarding the negotiation and execution of definitive documentation for the Proposed Transaction by the applicable parties, the receipt of all requisite shareholder, regulatory and other consents and approvals, including the approval of the Canadian Securities Exchange, and satisfaction of the other conditions precedent to the consummation of the Proposed Transaction and the completion of the Proposed Transaction. Forward‐looking information contained herein is based on the opinions and reasonable assumptions and estimates of management as at the date hereof and is subject to a variety of known and unknown risks and uncertainties and other factors, many of which are beyond the control of Tidal, that could cause actual events or results of Tidal to differ materially from those expressed or implied in the forward‐looking information. Such factors include: the ability of MichiCann to use the proceeds of the advance by Tidal as currently contemplated, the ability of Tidal and MichiCann, in addition to any other applicable parties, to negotiate and execute definitive documentation for the Proposed Transaction, to satisfy the conditions precedent for the consummation of the same, including their ability to obtain requisite shareholder and regulatory approvals, and to consummate the same on the proposed terms and schedule, the U.S. regulatory landscape and enforcement related to cannabis, including political risks and risks relating to regulatory change, risks relating to anti money laundering laws and regulation, other governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the enforceability of contracts, the requirement by Tidal to obtain additional financing, the limited operating history of Tidal, competition and other risks affecting Tidal in particular and the U.S. cannabis industry generally, and the risk factors effecting Tidal disclosed in the listing statement of Tidal available at www.sedar.com. Because of such risks, uncertainties and other factors, investors should not place undue reliance on the forward‐looking information contained herein. Tidal is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward‐looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. The foregoing statements expressly qualify the forward‐looking information contained herein.

This news release does not constitute an offer for sale of, nor a solicitation for offers to buy, any securities in the United States.